SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated August 1, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated August 4, 2017, the company informed that today it has subscribed the contract for the “Exhibition and Convention Center of the City of Buenos Aires” that was awarded by public auction on July 24 to the Joint Venture agreement (“Unión Transitoria de Empresa”) formed by “LA RURAL SA - OFC SRL - OGDEN ARGENTINA SA - ENTERPRISE UNIVERSAL SA UNION TRANSITORIA” for the term of 15 years.

The members participate in the Joint Venture agreement (“Unión Transitoria de Empresa”) in the following proportion: (a) La Rural S.A. participates in five percent (5%); (B) OFC SRL participates in twenty percent (20%); (C) Ogden Argentina SA participates in fifty five percent (55%); And (d) Entertainment Universal SA participates in twenty percent (20%).

The shareholders of La Rural S.A. are “Sociedad Rural Argentina” with 50% and Ogden Argentina SA with the remaining 50%.

Ogden Argentina SA and Entretenimiento Universal SA are controlled by Entertainment Holdings S.A. Whose shareholders are IRSA CP with 70% holding and Diego Finkelstein with the remaining 30%.

As a result, IRSA CP indirectly holds a 54.25% interest in the Joint Venture agreement (“Unión Transitoria de Empresa”).

The Exhibition and Convention Center has a covered area of approximately 22,800 square meters and can accommodate approximately 5000 people, with a plenary room and an auxiliary room, offices and meeting places. It consists of three underground levels to prolong the landscape of the plot between the Law School of Buenos Aires and the Park Thays.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: August 4, 2017